Filed by AdTheorent, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AdTheorent, Inc.

(Commission File No. 001-40116)

The following is a press release issued by AdTheorent on November 18, 2021.

AdTheorent Announces Financial Results for Third Quarter 2021

Revenue Increased 36% Year-Over-Year; Adjusted Gross Profit* Increased 36% Year-Over-Year;

Reiterates Full Year 2021 Revenue Guidance; Raises 2021 Adjusted EBITDA* Guidance

New York, NY (November 18, 2021)— AdTheorent Holding Company, LLC (“AdTheorent” or “the Company”), a programmatic digital advertising leader using advanced machine learning technology and privacy-forward solutions to deliver real-world value for advertisers and marketers, today announced financial highlights for the third quarter ended September 30, 2021.

“For ten years the AdTheorent team has been dedicated to using machine learning and data science to target programmatic digital ads in a privacy-forward manner for a singular purpose: driving our customers’ business goals,” said Jim Lawson, AdTheorent CEO. “We are pleased to report another strong quarter of growth, profitability and innovative product development as we continue to prepare for the next growth-oriented chapter for our organization. We believe that our future-proof, data agnostic and highly customized ad-targeting methods and solutions will help lead and shape the future of digital advertising.”

Third Quarter 2021 Financial Highlights:

Revenue

●	Revenue increased by $10.5 million in the quarter, or 36%, to $39.5 million from $29.0 million in the third quarter of 2020, driven by strength across a diverse portfolio of customer verticals. As measured on a by-channel basis, video (including CTV) revenue increased in excess of 67% and other channels maintained compelling, durable growth with meaningful opportunity ahead.

Gross Profit / Adjusted Gross Profit

●	Gross Profit increased to $20.3 million in the quarter, an increase of $5.7 million, or 39%, as compared to the third quarter of 2020. Gross Profit Margin expanded to 51%, up from 50% in the third quarter of 2020.
●	Adjusted Gross Profit* increased to $25.5 million in the quarter, an increase of $6.7 million, or 36%, as compared to the third quarter of 2020. Adjusted Gross Profit Margin was 65%, which was in line with the third quarter of 2020.

Net Income

●	Net Income increased $1.4 million in the quarter, or 87%, to $3.0 million from $1.6 million in the third quarter of 2020.

Adjusted EBITDA

●	Adjusted EBITDA* increased to $8.9 million in the quarter, an increase of $2.9 million, or 49%, as compared to the third quarter of 2020. Adjusted EBITDA Margin of 35% represented an increase from 32% in the third quarter of 2020.

* Non-GAAP measure; complete definitions of AdTheorent’s non-GAAP measures and reconciliations to the most closely comparable GAAP measures are provided herein under “Non-GAAP Financial Measures.”

Business and Operating Highlights:

●	In July 2021, Monroe Capital LLC announced that AdTheorent, Inc. and MCAP Acquisition Corporation (NASDAQ: MACQ) (“MCAP”), a publicly-traded special purpose acquisition company, entered into a definitive business combination agreement in which AdTheorent would be merged with MCAP. Upon closing of the transaction, the combined company will be named AdTheorent Holding Company, Inc. and it is expected to remain listed on the NASDAQ Capital Markets under the ticker ADTH. The business combination values AdTheorent at a $775 million enterprise value and at a pro forma market capitalization of approximately $1 billion, assuming a $10.00 per share price and no redemptions by MCAP stockholders.

●	AdTheorent’s CTV revenue grew nearly 300% during the quarter, as compared to the third quarter of 2020, fueled by expanded technical capabilities and new partnerships.

o	AdTheorent expanded its relationship with LiveRamp to include CTV audience targeting. This allows AdTheorent to ingest and target 1st and 3rd party audiences on CTV devices in a privacy-first way, enhancing campaign performance using custom machine learning models to identify in-audience impressions most likely to yield desired campaign business actions. This is especially attractive for regulated industries like Pharma due to targeting limitations around sensitive, health-related data.

o	The Company also rolled out technology for targeting CTV devices of users who previously visited certain points of interest - for example, those who visited a specific retail store or sports venue within a given and customizable time range. This is powered by AdTheorent’s proprietary POI capability, which includes more than 14 million consumer-focused points of interest across more than 19,000 business categories, designed to allow advertisers to reach customers at scale and across multiple channels.

●	As part of AdTheorent’s ongoing efforts to drive vertical specialization which addresses customer needs, AdTheorent rolled-out enhanced Sales Lift 360 and Destination 360 solutions in the third quarter, expanding its capabilities in the Dining, Retail and Travel verticals. Using these solutions, clients can quantify the impact of their digital media investment on in-store or online sales at a given merchant, or across merchants within a target destination. Sales Lift 360 measures incremental sales to a specific merchant, while Destination 360 measures the incremental sales/spend at a specific geographic location for a Travel/Tourism client – for example, customer spend in a specific city as part of a campaign for a city’s tourism or travel board.

●	In the third quarter, AdTheorent continued to advance its ambitious product and technology roadmap, including implementation of additional automation across AdTheorent’s campaign optimizer framework. Recent enhancements to AdTheorent’s CPA optimization capabilities are designed to drive operational efficiencies in order to allow campaign managers to manage a larger campaign portfolio more effectively. AdTheorent’s optimizer framework provides users with the ability to optimize towards price, performance and delivery, applying fully customizable combinations of optimizers across tactics within individual campaign line-items in order to automate the balancing of campaign delivery against media spend and KPI goal (including “cost per action” or CPA goal types). For example, various optimizers are used to ensure positive outcomes across a spectrum of competing goals, including customer KPIs (e.g., online product sales), delivery goals (e.g., delivering desired campaign scale) and the cost of media and data. AdTheorent’s optimization framework is not a “one-size-fits-all” algorithm designed narrowly to lower media spend only. AdTheorent has made significant investments to enhance the automation of optimizer deployment and use in order to put greater power in the hands of operational teams and platform users, enabling those users to configure algorithm inputs and create custom optimizers that can be leveraged across the network to address various campaign scenarios.

●	AdTheorent was notified that it will be the recipient of Frost & Sullivan’s 2021 North American Advertising Product Leadership Award, making AdTheorent the first six-time recipient of the digital advertising leadership award in Frost & Sullivan’s 60-year history. Frost & Sullivan’s evaluation criteria favors companies who have a visionary understanding of the future and identify strategies to address new challenges and opportunities. Among the winning attributes Frost identifies are AdTheorent’s: (a) privacy-forward targeting approach not reliant on cookies; (b) ability to drive performance across advanced KPIs; (c) ability to leverage machine learning and data science to identify and bid on the optimal ad impressions for a given campaign, mitigating fraud, maintaining brand safety, and maximizing ad viewability; and (d) financial performance and operational efficiency.

●	In August, evidencing AdTheorent’s continued prioritization of its team, AdTheorent was named a Crain’s Top 100 Best Place to Work in NYC for the eighth consecutive year. Winners are chosen based on Crain’s extensive survey work of employees across all five boroughs on types of work atmospheres, leadership styles, opportunities for mentorship and professional growth, traditional benefits and atypical “work perks” that make a company a great place to work.

Business Outlook

Based on information as of today, November 18, 2021, the Company reiterated its financial guidance for full year 2021, including its outlook for total Revenue of at least $161.6 million and for Adjusted Gross Profit* of at least $106.2 million. In addition, based on strong YTD performance the Company anticipates that 2021 Adjusted EBITDA* will be in excess of $35.0 million, up from the previous forecast of $30.6 million.

Although the Company provides guidance for Adjusted EBITDA, it is not able to provide guidance for net income, the most directly comparable GAAP measure. Certain elements of the composition of net income, including stock compensation expense, are not predictable, making it impractical for the Company to provide guidance on net income or to reconcile its Adjusted EBITDA guidance to net income without unreasonable efforts. For the same reason, we are unable to address the probable significance of the unavailable information.

About AdTheorent

AdTheorent uses advanced machine learning technology and privacy-forward solutions to deliver impactful advertising campaigns for marketers. AdTheorent's industry-leading machine learning platform powers its predictive targeting, geo-intelligence, audience extension solutions and in-house creative capability, Studio A\T. Leveraging only non-sensitive data and focused on the predictive value of machine learning models, AdTheorent's product suite and flexible transaction models allow advertisers to identify the most qualified potential consumers coupled with the optimal creative experience to deliver superior results, measured by each advertiser's real-world business goals.

AdTheorent is consistently recognized with numerous technology, product, growth and workplace awards. AdTheorent was awarded "Best AI-Based Advertising Solution" (AI Breakthrough Awards) and "Most Innovative Product" (B.I.G. Innovation Awards) for four consecutive years. Additionally, AdTheorent is the only six-time recipient of Frost & Sullivan's "Digital Advertising Leadership Award." AdTheorent is headquartered in New York, with fourteen offices across the United States and Canada. For more information, visit adtheorent.com.

Cautionary Language Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually may be identified by through the use of words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “may,” “believe,” “intend,” “plan,” “projection,” “outlook” or the negative of these terms or other comparable terminology and in this press release include, but are not limited to, future opportunities for AdTheorent and MCAP, AdTheorent’s financial guidance for the full year 2021 and, the proposed business combination between MCAP and AdTheorent, including the expected listing on Nasdaq. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of MCAP’s stockholders; the failure to achieve the minimum amount of cash available following any redemptions by MCAP stockholders; redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the digital advertising markets in which AdTheorent competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions; risk that AdTheorent may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; and risk that AdTheorent may not be able to develop and maintain effective internal controls.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about MCAP and AdTheorent or the date of such information in the case of information from persons other than MCAP or AdTheorent, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding AdTheorent’s industry and markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures that AdTheorent’s management uses to evaluate its operations, measure its performance and make strategic decisions, including Adjusted Gross Profit and Adjusted EBITDA. Adjusted Gross Profit is defined as GAAP revenue less the following costs incurred to execute customer campaigns: advertising inventory, third party inventory validation and measurement, and data. EBITDA is defined by us as net income (loss), before interest expense, net, depreciation, amortization and income tax expense, and Adjusted EBITDA is defined as EBITDA before stock compensation expense, transaction costs, management fees, non-core operations and other potential non-recurring items. We believe that Adjusted Gross Profit and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating AdTheorent’s operating results in the same manner as management. However, Adjusted Gross Profit and Adjusted EBITDA are not financial measures calculated in accordance with GAAP and should not be considered as substitutes for revenue, net income, operating profit or any other operating performance measures calculated in accordance with GAAP.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the proposed transaction, MCAP filed with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4, which includes a proxy statement/prospectus, and will file other documents regarding the proposed transaction with the SEC. MCAP’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about AdTheorent, MCAP and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, MCAP will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of MCAP are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by MCAP with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to MCAP Acquisition Corporation, 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606.

Participants in the Solicitation

MCAP, AdTheorent and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from MCAP’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in MCAP will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about MCAP’s directors and executive officers and their ownership of MCAP common stock is set forth in MCAP’s prospectus, dated February 25, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation (including AdTheorent and its members and executive officers) will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge as indicated above.

Contacts

Investor Relations
April Scee, ICR
April.Scee@icrinc.com
(646) 277-1219